SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Kerzner International Limited

(Name of the Issuer)
Kerzner International Limited
K-Two Holdco Limited
K-Two SubCo Limited
Solomon Kerzner
Howard B. Kerzner
Istithmar PJSC
World Leisure Group Limited
Whitehall Street Global Real Estate Limited Partnership 2005
Colony Investors VII, L.P.
Providence Equity Offshore Partners V L.P.
The Related Companies, L.P.

(Names of Persons Filing Statement)
Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)
P8797T13

(CUSIP Number of Class of Securities)
Richard M. Levine
Executive Vice President and General Counsel
Kerzner International Limited
Coral Towers
Paradise Island, The Bahamas
(242) 363-6000

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,181,068,361.78	$340,374.31

*	Calculated solely for purposes of computing the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by adding (i) the product of 36,715,767, the number of ordinary shares of Kerzner International outstanding as of May 18, 2006, and $81.00, the price to be paid per share in the proposed merger, (ii) the product of 2,526,382 ordinary shares of Kerzner International issuable upon the exercise of options to purchase ordinary shares outstanding as of May 18, 2006 and $45.79 per share in consideration of the cancellation of such options (which is the excess of the merger consideration of $81.00 per share over the weighted average per share exercise price of such options), (iii) the product of 113,000 ordinary shares of Kerzner International subject to stock appreciation rights outstanding as of May 18, 2006 and $13.50 per share in consideration of the cancellation of such stock appreciation rights (which is the excess of the merger consideration of $81.00 per share over the weighted average per share exercise price of such stock appreciation rights) and (iv) the product of 1,109,663 ordinary shares of Kerzner International issuable upon conversion of outstanding convertible notes as of May 18, 2006 and the merger consideration of $81.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to 0.0107% of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $340,374.31 Form or Registration No.: Schedule 13E-3 Filing Party: Kerzner International Limited Date Filed: May 24, 2006

TABLE OF CONTENTS

Item 15.	Additional Information
Item 16.	Exhibits
Item 17.	Signature

INTRODUCTION
     This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 24, 2006 (the “Original Filing”), and as amended by Amendment No. 1 filed on July 11, 2006 (“Amendment No. 1”), Amendment No. 2 filed on July 19, 2006 and Amendment No. 3 filed on July 20, 2006, together with the exhibits thereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Kerzner International Limited, a Bahamian international business company (“Kerzner International”), the issuer of ordinary shares, par value $0.001 per share (the “Ordinary Shares”), that is subject to the Rule 13E-3 transaction, (2) K-Two Holdco Limited, a Bahamian international business company (“Buyer”), (3) K-Two Subco Limited, a Bahamian international business company and a wholly-owned subsidiary of Buyer (“Merger Sub”), (4) Solomon Kerzner, an individual, the Chairman of Kerzner International, (5) Howard B. Kerzner, an individual, the Chief Executive Officer of Kerzner International, (6) Istithmar PJSC, a public joint stock company organized under the laws of Dubai (“Istithmar”), (7) World Leisure Group Limited, a British Virgin Islands holding company (“WLG”), (8) Whitehall Street Global Real Estate Limited Partnership 2005, a Delaware limited partnership (“Whitehall”), (9) Colony Investors VII, L.P., a Delaware limited partnership (“Colony”), (10) Providence Equity Offshore Partners V L.P., a Cayman Islands exempted limited partnership (“Providence”) and (11) The Related Companies, L.P., a New York limited partnership (“Related” and together with Messrs. Kerzner, Istithmar, WLG, Whitehall, Colony and Providence, the “Investor Group,” and the Investor Group together with Kerzner International, Buyer and Merger Sub, the “Filing Persons”).
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.
     The filing of this Final Amendment shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that Kerzner International is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of Kerzner International within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 15. Additional Information (Regulation M-A Item 1011)
Item 15(b) is hereby amended and supplemented as follows:

(b)	Other material information. On August 28, 2006, at the extraordinary general meeting of the shareholders of Kerzner International, Kerzner International’s shareholders voted to approve the Amended and Restated Agreement and Plan of Merger dated as of April 30, 2006, by and among Buyer, Merger Sub and Kerzner International.

On September 1, 2006, Kerzner International filed Articles of Merger with the Registrar of Companies of the Bahamas, pursuant to which Merger Sub was merged with and into Kerzner International, with Kerzner International continuing as the surviving corporation (the “Merger”). As a result of the Merger, Kerzner International became a direct wholly-owned subsidiary of Buyer and each outstanding ordinary share of Kerzner International (other than (a) shares held in treasury or owned by Buyer, Merger Sub or any of Kerzner International’s wholly-owned subsidiaries, including ordinary shares that were contributed to Buyer in exchange for shares of Buyer’s capital stock, that were cancelled, and (b) restricted shares held by employees who were not directors at the time of the grant) was converted into the right to receive $ 81.00 in cash, without interest.

As a result of the Merger, the registration of Kerzner International’s ordinary shares and its reporting obligations under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, Kerzner International’s ordinary shares will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.
Item 16. Exhibits (Regulation M-A Item 1016)
Item 16 is hereby amended and supplemented by addition of the following exhibits thereto:

(a)(4)	Press Release dated August 28, 2006 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by Kerzner International Limited on August 28, 2006).

(a)(5)	Press Release dated September 1, 2006 of Kerzner International Limited.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KERZNER INTERNATIONAL LIMITED,

by	/s/ Eric Siegel

Name: Eric Siegel Title: Chairman of the Special Committee

K-TWO HOLDCO LIMITED,

by	/s/ Howard B. Kerzner

Name: Howard B. Kerzner Title: President

K-TWO SUBCO LIMITED,

by	/s/ Howard B. Kerzner

Name: Howard B. Kerzner Title: President

SOLOMON KERZNER,

by	/s/ Solomon Kerzner

Name: Solomon Kerzner

HOWARD B. KERZNER,

by	/s/ Howard B. Kerzner

Name: Howard B. Kerzner

ISTITHMAR PJSC,

by	/s/ Peter Jodlowski

Name: Peter Jodlowski
Title: Chief Financial Officer

WORLD LEISURE GROUP LIMITED, by Montblanc (Directors) Limited, Sole Corporate Director

by	/s/ Cora Binchy

Name: Cora Binchy

/s/ Laurence Harv

Name: Laurence Harv

WHITEHALL STREET GLOBAL REAL ESTATE LIMITED PARTNERSHIP 2005

By:	WH Advisors, L.L.C. 2005, General Partner

By:	/s/ Peter Weidman

Name: Peter Weidman
Title: Vice President

COLONY INVESTORS VII, L.P.

By:	Colony Capital VII, L.P., general partner

By:	Colony GP VII, LLC, general partner

By:	/s/ Jonathan Grunzweig

Name: Jonathan Grunzweig
Title: Authorized Signatory

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By:	Providence Equity Offshore GP V L.P., its general partner

By:	Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Julie G. Richardson

Name: Julie G. Richardson
Title: Authorized Signatory

THE RELATED COMPANIES, L.P.

By:	Related Realty Group, Inc.

By:	/s/ Eugene Angelo

Name: Eugene Angelo
Title: Senior Vice President
Dated: September 1, 2006

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